UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 29, 2019

PFIZER INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-3619	13-5315170
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

235 East 42nd Street New York, New York		10017
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 733-2323

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.05 par value	PFE	New York Stock Exchange
0.000% Notes due 2020	PFE20A	New York Stock Exchange
0.250% Notes due 2022	PFE22	New York Stock Exchange
1.000% Notes due 2027	PFE27	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On July 29, 2019, Pfizer Inc. (“Pfizer”) entered into definitive agreements with Upjohn Inc., a Delaware corporation and wholly owned subsidiary of Pfizer (“Newco”), Utah Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Newco (“Newco Sub”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Mylan”), Mylan I B.V., a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of Mylan (“Mylan Newco”), and Mylan II B.V., a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of Mylan Newco (“Mylan Newco Sub,” and together with Mylan and Mylan Newco Sub, the “Mylan Parties”), for a business combination transaction pursuant to which, subject to the terms and conditions of certain definitive agreements, (1) Pfizer will transfer its global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) to Newco (the “Contribution”), (2) Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco common stock held by Pfizer by way of either (at Pfizer’s option) a pro rata dividend or an exchange offer (the “Distribution”), and (3) immediately following the Distribution, Newco and Mylan will engage in a strategic business combination transaction (the “Combination”). When the Combination is completed, Newco will hold the combined Upjohn and Mylan businesses, holders of Pfizer’s common stock prior to the Distribution will own approximately 57% and former Mylan shareholders will own approximately 43% of the outstanding shares of Newco Common Stock on a fully diluted basis. The transaction has been approved by the Boards of Directors of both Pfizer and Mylan.

The definitive agreements entered into in connection with the transaction include (1) a Business Combination Agreement (the “Business Combination Agreement”), dated as of July 29 2019, by and among Pfizer, Newco, Newco Sub, Mylan, Mylan Newco and Mylan Newco Sub and (2) a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), dated as of July 29, 2019, by and between Pfizer and Newco. Pfizer and Newco will also enter into additional agreements, including, among others:

•

a Tax Matters Agreement, which will govern, among other things, Pfizer’s and Newco’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation and Distribution Agreement and certain other tax matters;

•	an Employee Matters Agreement, which will govern, among other things, Pfizer’s and Newco’s obligations with respect to current and former employees of Pfizer and of the Upjohn Business;

•	an IP Matters Agreement, which will allocate rights and interests in certain intellectual property rights relating to the Upjohn Business; and

•	transition service agreements, manufacturing and supply agreements, trademark license agreements, and other commercial agreements.

The Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth the terms and conditions regarding the separation of the Upjohn Business from Pfizer. The Separation and Distribution Agreement identifies and provides for the transfer of certain assets by Pfizer to Newco and the assumption of certain liabilities by Newco from Pfizer.

The Separation and Distribution Agreement also governs the rights and obligations of Pfizer and Newco regarding the distribution by Pfizer of Newco Common Stock to Pfizer’s stockholders. At Pfizer’s election (subject to certain restrictions) pursuant to the Separation and Distribution Agreement, the Distribution may be effected by means of a pro rata distribution of Newco Common Stock to Pfizer’s stockholders or through an exchange offer of Pfizer Common Stock for Newco Common Stock, followed by a pro rata, clean-up distribution to Pfizer’s stockholders of the remaining shares of Newco Common Stock held by Pfizer that were not exchanged in the exchange offer.

Prior to, and as a condition of, the Distribution, Newco will make a cash payment to Pfizer equal to $12.0 billion (the “Cash Distribution”). On July 29, 2019, Newco and certain financial institutions executed a 364-day bridge loan facility commitment letter pursuant to which such financial institutions have committed to provide bridge financing to Newco to fund in part the amount of the Cash Distribution and to pay fees and expenses related to the transactions contemplated by the Business Combination Agreement, on the terms and conditions set forth therein.

The Separation and Distribution Agreement also sets forth other agreements between Pfizer and Newco related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts, certain working capital adjustments and governmental approvals and third-party consents. The Separation and Distribution Agreement governs certain aspects of the relationship between Pfizer and Newco after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Distribution with respect to certain liabilities related to the Upjohn Business and Pfizer’s business, respectively.

Consummation of the Distribution is subject to various conditions, including the satisfaction or waiver of all conditions under the Business Combination Agreement (which include the completion of the Cash Distribution and other conditions described below). The Separation and Distribution Agreement provides that Mylan is a third-party beneficiary of certain provisions of the Separation and Distribution Agreement.

The foregoing description of the Separation and Distribution Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation and Distribution Agreement, which is attached as Exhibit 2.2 and is incorporated herein by reference.

The Business Combination Agreement

Structure. Under the terms of the Business Combination Agreement, immediately following the Distribution, and unless the Alternative Transaction Structure (as defined below) is adopted, Newco and Mylan will combine through the following series of transactions (subject to the terms and conditions of the Business Combination Agreement):

•

Mylan will merge with and into Mylan Newco Sub (the “Mylan Merger”), with Mylan Newco Sub surviving the Mylan Merger, and each outstanding ordinary share of Mylan will be converted into an ordinary share of Mylan Newco;

•

Mylan Newco will sell and transfer to Newco Sub or its designated nominee all of the outstanding shares of Mylan Newco Sub in exchange for a note that is mandatorily exchangeable into a number of shares of Newco Common Stock equal to the number of Mylan Newco ordinary shares issued and outstanding as of immediately after the effective time of the Mylan Merger (the “Exchangeable Note”); and

•

Mylan Newco will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Mylan Newco Liquidation”). Pursuant to the Mylan Newco Liquidation, each holder of ordinary shares of Mylan Newco will receive, as a liquidation distribution, a number of shares of Newco Common Stock equal to the number of Mylan Newco ordinary shares held by such shareholder as of such time (reduced by applicable withholding taxes, if any, including any Dutch withholding taxes under the Dividend Withholding Tax Act 1965).

If the Mylan Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Code (generally, six months after the announcement that the merger proposal with respect to the Mylan Merger has been deposited or disclosed for public inspection), then, unless otherwise mutually determined by Pfizer, Newco and Mylan, the Combination shall consist of the following series of transactions (subject to the terms and conditions of the Business Combination Agreement):

•

Mylan will sell, transfer, assign and deliver to Newco Sub all of the right, title and interest of Mylan in, to and under all of its assets and liabilities (the “Asset Sale”) in exchange for the Exchangeable Note; and

•

Mylan will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Mylan Liquidation”, and together with the Asset Sale the “Alternative Transaction Structure”). Pursuant to the Mylan Liquidation, each holder of ordinary shares of Mylan will receive, as a liquidation distribution, a number of shares of Newco Common Stock equal to the number of Mylan ordinary shares held by such shareholder as of such time (reduced by applicable withholding taxes, if any, including any Dutch withholding taxes under the Dividend Withholding Tax Act 1965).

Each step of the Combination is intended to be completed substantially concurrently, in the order indicated. We do not expect any Dutch withholding taxes to apply to the consideration (liquidation distribution) received by Mylan shareholders in the Combination.

Post-closing Governance. The Business Combination Agreement provides that as of the closing of the Combination the Board of Directors of Newco (the “Board”) will have 13 members, including (i) Mylan’s current Chairman (who will serve as Executive Chairman of the Board) and the current Global President of the Upjohn Business (who will serve as Chief Executive Officer), (ii) eight persons designated by Mylan, and (iii) three persons designated by Pfizer.

Closing Conditions. Consummation of the Combination is subject to various conditions, including, among others, approval of the transactions contemplated by the Business Combination Agreement by the Mylan shareholders; the effectiveness of the registration statements to be filed in connection with the Distribution and the Combination; the approval of the listing of the Newco Common Stock on the New York Stock Exchange or the NASDAQ Stock Market, subject to official notice of issuance; the receipt of a private letter ruling from the Internal Revenue Service to the effect that the Contribution, the Cash Distribution (including Pfizer’s use of such cash) and the Distribution will qualify as tax-free for Pfizer and Pfizer’s stockholders, which ruling shall not have been withdrawn or rescinded, or modified in any material respect; and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain foreign antitrust approvals.

Representations, Warranties and Covenants. Pfizer (on behalf of itself and Newco) and each of the Mylan Parties make certain customary representations, warranties and covenants in the Business Combination Agreement, including, among other things, covenants by Mylan not to take certain actions prior to the closing of the Combination without the prior approval of Pfizer. In addition, Pfizer also agreed not to take certain actions with respect to the Upjohn Business prior to the closing of the Combination without the approval of Mylan. Pfizer and Mylan have also agreed in the Business Combination Agreement to covenants to not solicit competing transactions.

Termination. The Business Combination Agreement contains specified termination rights for Pfizer and Mylan, including in the event that the Combination has not been consummated on or prior to June 30, 2020, subject to two three-month extensions if all conditions to the closing of the Combination, other than certain conditions relating to regulatory approvals, have been satisfied or waived on such date (other than the conditions that the separation of the Upjohn Business from Pfizer and the Distribution have occurred and those conditions which by their nature are to be satisfied at the closing; provided that such conditions shall then be capable of being satisfied if the closing were to take place on such date). Additionally, the Business Combination Agreement requires Mylan to pay Pfizer a termination fee of $322 million if the Business Combination Agreement is terminated under certain circumstances.

The foregoing description of the Business Combination Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Business Combination Agreement, which is attached as Exhibit 2.1 and is incorporated herein by reference.

The above descriptions of each of the Separation and Distribution Agreement and the Business Combination Agreement have been included, to provide investors and security holders with information regarding the terms of each of the Separation and Distribution Agreement and the Business Combination Agreement. They are not intended to provide any other factual information about the Mylan Parties, Pfizer, Newco, Newco Sub and their respective subsidiaries and affiliates, or any of their respective businesses. The Business Combination Agreement contains representations and warranties that are solely for the benefit of parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Business Combination Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Therefore, investors and security holders should not treat the representations and warranties as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Business Combination Agreement or such other date or dates as may be specified in the Business Combination Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Business Combination Agreement not in isolation but only in conjunction with the other information about Mylan and Pfizer and their respective subsidiaries that the respective companies include in reports and statements they file with the Securities and Exchange Commission (“SEC”).

Item 7.01.	Regulation FD.

On July 29, 2019, Pfizer issued a press release in connection with the transactions. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Also on July 29, 2019, Pfizer issued an investor presentation in connection with the transactions. A copy of the investor presentation is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Forward-Looking Statements

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Newco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Newco’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Newco’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Newco’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Newco; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. You can access Pfizer’s or

Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Newco undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed transaction”), Newco, Mylan and Mylan Newco intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Newco expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

2.1	Business Combination Agreement, dated July 29, 2019, by and among Pfizer Inc., Upjohn Inc., Utah Acquisition Sub Inc., Mylan N.V., Mylan I B.V. and Mylan II B.V.*

2.2	Separation and Distribution Agreement, dated as of July 29, 2019, by and among Pfizer Inc. and Upjohn Inc.*

99.1	Press Release, dated July 29, 2019

99.2	Investor Presentation, dated July 29, 2019

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Pfizer agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PFIZER INC.

July 29, 2019	By:	/s/ Margaret M. Madden
	Name:	Margaret M. Madden
	Title:	Senior Vice President and Corporate Secretary Chief Governance Counsel

9